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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 06/01/2022 (MM/DD/YY) AND ENDING 05/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Access Investments, Inc.

SEC Mail Processing

OCT 23 2023

Washington, DC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6440 Avondale Dr., Suite 210
(No. and Street)

Oklahoma City (City) OK (State) 73116 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James J. Oplotnik (Name) 405-640-1318 (Area Code – Telephone Number) jo@accessadvisory.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Assurance Dimensions
(Name – if individual, state last, first, and middle name)

2000 Banks Rd, Suite 218
(Address) (City) (State) (Zip Code)

Margate, FL 33063 5036
(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James J. Opiotnik, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Access Investments, Inc., as of 5/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President, CFO, CCO, Owner

[signature]
Notary Public

RICK BREASHEARS NOTARY # 10000996 EXP. 02/04/26 PUBLIC STATE OF OKLAHOMA

SEC Mail Processing
OCT 23 2023
Washington, DC

This filing** contains (check all applicable boxes):

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [x] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [x] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Access Investments, Inc.

Financial Statements and Supplemental Schedules
May 31, 2023
With Report of Independent Registered Public Accounting Firm

Access Investments, Inc.
Index to Financial Statements and Supplemental Schedules
May 31, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Director and Shareholder
of Access Investments, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Access Investments, Inc. (the "Company") as of May 31, 2023, the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of May 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Computation for Determination of the Reserve Information Relating to Possession or Control Requirements and Computation for Determination of the Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission and Supplemental Schedule Required by Rule 17A-5 as of May 31, 2023 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Computation for Determination of the Reserve Information Relating to Possession or Control Requirements and Computation for Determination of the Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission and Supplemental Schedule Required by Rule 17A-5 as of May 31, 2023 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Assurance Dimensions

We have served as Access Investments, Inc.'s auditor since 2023.
Margate, Florida
October 6, 2023

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

Access Investments, Inc.
Statement of financial condition
As of May 31, 2023

Assets

Cash	$	18,075
Concessions and commissions receivable		2,185
Total assets	$	20,260

Liabilities and stockholder's equity

Stockholder's equity		
Common Stock, $1 par value, 50,000 share authorized, 100 share issued and outstanding		100
Additional paid in capital		21,400
Retained deficit		(1,240)
Total liabilities and stockholder's equity	$	20,260

The accompanying notes are an integral part of this financial statement.

Access Investments, Inc.
Statement of operations
For the year ended May 31, 2023

Revenues		
Concessions	$	15,510
Commissions		8,245
Total revenues		23,755
Expenses		
Legal and accounting		13,653
Licenses and permits		1,775
Software subscription		860
Insurance		605
Bank charges		231
Total expenses		17,124
Net income before income taxes		6,631
Provision for income taxes		-
Net income	$	6,631

The accompanying notes are an integral part of this financial statement.

Access Investments, Inc.
Statement of changes in stockholder's equity
For the year ended May 31, 2023

	Common Stock		Additional Paid in	Retained	Total stockholder's
	Shares	Amount	Capital	Deficit	Equity
Balance at May 31, 2022	100	$ 100	$ 24,400	$ (7,871)	$ 16,629
Distributions	-	-	(3,000)	-	(3,000)
Net Income	-	-	-	6,631	6,631
Balance at May 31, 2023	100	$ 100	$ 21,400	$ (1,240)	$ 20,260

The accompanying notes are an integral part of this financial statement.

Access Investments, Inc.
Statement of cash flows
For the year ended May 31, 2023

Cash flows from operating activities:		
Net Income	$	6,631
Changes in assets and liabilities:		
Concessions and commissions receivable		1,110
Accounts payable		(1,660)
Net cash provided by operating activities		6,081
Cash flows from financing activities:		
Distributions		(3,000)
Cash used in financing activities		(3,000)
Net increase in cash		3,081
Cash at beginning of year		14,994
Cash at end of year	$	18,075

Supplemental disclosures of cash flow information:		
Cash paid for interest	$	-
Cash paid for income taxes	$	-

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

Access Investments, Inc. (the "Company"), was incorporated under the laws of Oklahoma on October 29, 1996. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is to act as mutual fund retailer and broker selling variable life insurance or annuities.

2. Significant Accounting Policies

Basis of Presentation

The financial statements include only the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions and investment advisory services.

Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America.

Management Review

The Company has evaluated subsequent events through October 6, 2023, the date of the financial statements were available to be issued.

Revenue Recognition

The Company follows Accounting Standards Codification ("ASC") Topic 606, Revenue from Customers. The revenue guidance requires an entity recognize revenue to depit the transfer of promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for goods and services.

Revenue from contracts with customers includes concession and commission income. The recognition and measurement of revenue is based on the assessment of the individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocated transaction prices where multiple performance obligations are identified; when to recognized revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Bad debts are provided for on the allowance method based upon historical experience on collection losses on outstanding receivables. Receivables are written off against the allowance based on individual credit evaluation. As of May 31, 2023, there was no allowance for uncollectable receivables.

Concessions and Commissions

The Company earns 12B-1 fees and trails commissions from marketing and distribution of mutual funds and variable life insurance or annuities by directly dealing to customers.

Revenue is recognized at the point that performance under the arrangement is completed and concessions and commissions are received by the Company. For certain contracts, revenues are recognized over time in which the performance obligations are simultaneously provided by the Company and consumed by the customer and concessions and commissions are received by the Company.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers short-term investments, which may be withdrawn at any time without penalty, which will become available within three months or less from the date of the financial statements, to be cash equivalents.

Concentration of Credit Risk

The Company is subject to a concentration of credit risk from cash. The Company's cash account is held at a financial institution and is insured by the Federal Deposit Insurance Corporation, or FDIC, up to $250,000. As of May 31, 2023, the Company did not exceed these FDIC limits.

Income Taxes

The Company accounts for income taxes using the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the asset or liability is expected to be realized or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain. The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. The Company includes interest and penalties related to its uncertain tax positions as part of income tax expense, if any. There are no uncertain tax positions as of May 31, 2023.

The Company has not changed any of its tax accrual estimates. The Company files U.S. federal and U.S. state tax returns. The Company has not filed its corporate tax returns for fiscal year 2023.Generally, federal, state, and local authorities may examine the Company's tax returns for three years from the date of filing and current and prior three years remain subject to examination as of May 31, 2023.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurement

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

• Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

• Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

3. Income Taxes and Deferred Taxes

The current and deferred portions of the income tax expense are included in the Statement of Operations as determined in accordance FASB 740-10, Income Taxes. This statement does not apply to immaterial items.

The Company's operations are designed to break even, having no – or minimal – profit or loss each year, therefore, deferred taxes of $3,326 are fully reserved, with a reserve of $(3,326). There are no permanent or temporary timing differences other than net operating loss carry forwards. For the year ended May 31, 2023, the change in the deferred tax asset reserve was $1,077. Current tax rates are 21% Federal and 4% State.

Effective January 1, 2015, the principal shareholder (100%) sold his interest to another member of his advisory firm, who subsequently separated from the advisory firm. This created a limitation on the net operating loss carrryforwards under IRC Sec. 382. The limitation is computed by multiplying the value of the company at the date of sale by the long-term tax exempt interest rate as published by the IRS. At that time, the rate was 2.8%. This resulted in a net operating loss utilization in the current year of $368. The Company has loss carryforwards of $13,770 available to subsequent years. The losses expire May 31, 2031 through 2038, respectfully. Beginning tax years after 2017, the NOL deduction is limited to 80% of taxable income.

For tax years beginning after December 31, 2017, with few exceptions, NOL's may only be carried forward for an indefinite period of time.

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the company and recognize a tax liability (or asset) if the company has taken an uncertain tax position that more likely than not would not be sustained upon examination by the Internal Revenue Service. Management has analyzed the tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The company is subject to routine audits by taxing jurisdictions: however, there are currently no audits for any tax periods in progress.

4. Commitments and Contingencies

Litigation

The Company from time to time may be involved in litigation relating to claims arising out of its normal course of business. Management believes that there are no claims or actions pending or threaten against the Company, the ultimate disposition of which would have a material impact on the Company's financial condition, results of operations or cash flows.

Risk Management

The Company maintains various forms of insurance that Company's management believes are adequate to reduce the exposure of these risks to an acceptable level.

5. Major Customers

For the year ended May 31, 2023, three customers represented 86% of the total revenue. The Company recognizes that revenues and receivables from this group are significant to its operation, but does not believe that there is significant credit risks associated with the custodians.

6. Net Capital Requirements

The Company is subject to the SEC uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At May 31, 2023, the Company had net capital of $18,075, which was $13,075 over the required net capital of $5,000. The Company's net capital ratio was .000 to 1.

7. Related Party Transactions

The Company shares personnel, office space, telephone equipment, computer equipment, and office equipment with a related company of the sole shareholder. Various items of office furniture, equipment, and clerical help are also used by the Company without charge.

Beginning with June 2018, the sole shareholder will receive fifty percent of concessions/commissions, trails and 12B1 fees by the Company for all previously serviced and terminated representatives at the discretion of the principal based on the capital needs of the company.

8. Subsequent Events

The Company has evaluated events and transactions for potential recognition or disclosure of events that have occurred subsequent to May 31, 2023 through October 6, 2023, which is the date the financial statements are available to be issued, and determined that there are no subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of May 31, 2023.

Access Investments, Inc.
Computation of net capital and aggregate indebtness under Rule 15C3-1
of the Securities and Exchange Commission
As of May 31, 2023

Total stockholder's equity	$	20,260
Deductions:		
Receivables under Rule 12b-1		(2,185)
Net capital	$	18,075
Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payable	$	-
Related party commissions payable	$	-
Total aggregate indebtedness	$	-
Minimum net capital requirement	$	5,000
Excess net capital	$	13,075
Ratio: Aggregate indebtedness to net capital		0 to 1

Reconciliation with Company's computation (included in Part IIA as of May 31, 2023)		
Net capital, as reported in the Company's Part II (unaudited) FOCUS report filed on July 13, 2023	$	19,302
Adjustments:		
Decrease in Concessions/Comm Rec.		(2,185)
Adjustments to revenue		958
Total adjustments		(1,227)
Net capital per above	$	18,075

Access Investments, Inc.
Schedule II and Schedule III
May 31, 2023

Schedule II
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

We claim exemption from the provisions of Rule 15c3-3 under the Securities Act of 1934, in that the Company's activities are limited to those set forth in the conditions from exemptions appearing in the paragraph (k)(1) of the Rule. The Company's transactions as a dealer (as a principal for its own account) are limited to open-ended mutual funds (includes mutual funds used in insurance products i.e.: variable annuities) and occasional transactions in other securities for its own account.

Schedule III
Information Relating to The Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3under the Securities Exchange Act of 1934 pursuant to paragraph (k)(1)of the Rule. The Company did not maintain possession or control of an customer funds or securities.

ASSURANCE DIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – EXEMPTION REPORT REVIEW

To the Board of Directors and Shareholders
of Access Investments, Inc.:

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Access Investments, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Access Investments, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(1) (exemption provisions) and (2) Access Investments, Inc. stated that Access Investments, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Access Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Access Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Assurance Dimensions

Assurance Dimensions
Margate, Florida
October 6, 2023

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

RE: EXEMPTION REPORT YEAR ENDED MAY 31, 2023

Access Investments, Inc. (the "Company") is responsible for complying with 17 C.F.R. 40.17a-5, "Reports to be made by certain brokers and dealers." We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. 240.17a-5 and the exemption provisions in 17 C.F.R. 240.15c3-3(k)(1) (the "Exemption Provisions"). Based on this evaluation, we make the following statements to the best knowledge and belief of the Company:

1. The Company identified the following provisions of 17 C.F.R. 240.15c3-3(k)(1) under which the Company claimed an exemption from 17 C.F.R. 240.15c3-3(k)(1).
2. The Company met the identified Exemption Provisions throughout the most recent fiscal year ended May 31, 2022 without exception.

The Company is exempt from provisions of 17 C.F.R. 240.15c3-3 (k)(1) of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(1) of such Rule) as the Company's transactions as a dealer (as a principal for its own account) are limited to open-ended mutual funds (includes mutual funds used in insurance products i.e.: variable annuities) and occasional transactions in other securities for its own account

ACCESS INVESTMENTS, INC.

James J. Opiotnik
President